Exhibit 3.2
Northorp Grumman Corporation Bylaws Amendment
October 20, 2008
Section 3.02 Number
Excepts as otherwise fixed pursuant to the provisions of Section 2 of Article Fourth of the Certificate in connection with rights to elect additional directors under specific circumstances which may be granted to the holders of any class or series of Preferred Stock, par value One Dollar ($1.00) per share of the Corporation (“Preferred Stock”), the Board of Directors shall consist of fourteen authorized directorships.